AB 3/10

*KH 3/9

RECEIVED
SEC MAIL PROCESSING SECTION
FEB 28 2011
WASH, D.C.
211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2010** (MM/DD/YY) AND ENDING **December 31, 2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

EIM Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Lexington Avenue, 27th Floor
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell Leto **(212) 220 5618**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — if individual, state last, first, middle name)

5 Times Square	**New York**	**New York**	**10036**
(Address)	(City)	(State)	(Zip Code)

[redacted]

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

11018945

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BB 3/12

OATH OR AFFIRMATION

I, Gary Yannazzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EIM Securities (USA) Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN K HAYDEN
Notary Public - State of New York
NO. 01HA6170179
Qualified in New York County
My Commission Expires 7/2/11

Signature

Managing Director / COO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

EIM Securities (USA) Inc.

Statement of Financial Condition

As of December 31, 2010

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Shareholder
EIM Securities (USA) Inc.

We have audited the accompanying statement of financial condition of EIM Securities (USA) Inc. (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of EIM Securities (USA) Inc. at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 24, 2011

EIM Securities (USA) Inc.

Statement of Financial Condition

December 31, 2010

Assets	
Cash and cash equivalents	$ 430,854
Due from affiliate	97,956
Prepaid expenses	14,897
Other assets	3,300
Total assets	$ 547,007
Liabilities and shareholder's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 51,000
Total liabilities	51,000
Shareholder's equity:	
Capital stock (3,000 shares authorized, issued and outstanding, no par value)	–
Additional paid in capital	451,533
Accumulated earnings	44,474
Total shareholder's equity	496,007
Total liabilities and shareholder's equity	$ 547,007

The accompanying notes are an integral part of this financial statement.

EIM Securities (USA) Inc.

Notes to Statement of Financial Condition

December 31, 2010

1. Organization

EIM Securities (USA) Inc. (the "Company"), a Delaware corporation, is a wholly owned subsidiary of EIM Holding (USA) Inc. (the "Parent"), which is owned by EIM Participations Luxembourg SA ("Luxembourg"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company is also registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association. The Company was formed for the purpose of acting as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital from such prospective investors and implementing the private placement of securities. The Company does not carry securities for customers or perform custodial functions relating to customer securities. The Company is a (k)(2)(i) broker-dealer and is exempt from SEC Rule 15c3-3.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing this statement of financial condition are prudent and reasonable. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may include money market accounts and funds, overnight funds, time deposits, commercial paper and U.S. treasury bills with a maturity of three months or less at the time of purchase, which are carried at cost plus accrued interest, which approximates fair value. As of December 31, 2010, cash and cash equivalents consisted of cash and shares in a money market fund held at a single financial institution.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Placement and agency fees are recognized on an accrual basis and are based on fees that are received from affiliates. Placement fees are received by EIM Management (USA) Inc., an affiliated investment advisor, who remits a portion of these fees to the Company. Agency fees are based on fees reported to be received by another affiliate of the Company. The accrual may not include certain agency fees yet to be collected from third-party funds by the affiliate, given the uncertainty and timing of the receipt of such payments.

Due from Affiliate

Amounts due from affiliate are of short-term nature and are therefore recorded at their nominal value less necessary provisions for impairment, if applicable.

Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns of the Parent. The Company accounts for income taxes on a separate company basis.

Deferred taxes are provided under the liability method whereby deferred tax assets and liabilities are recognized for temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

3. Income Taxes

The Company's statement of financial condition recognizes the current and deferred income tax consequences that result from the Company's activities during the current period as if the company were a separate taxpayer rather than a member of the parent company's consolidated income tax return group.

On a separate company basis, the Company incurred net operating losses for federal, state and local income tax purposes for the year ended December 31, 2010. Since the Company is included in the consolidated federal and combined state and local income tax returns with its Parent, the net operating loss can be used to offset current and future income generated by the Parent and its subsidiaries, but may be limited on a consolidated basis.

3. Income Taxes (continued)

As of December 31, 2010, if the Company filed separate federal, state and local income tax returns on a stand-alone basis, the Company would have approximately $96,000, $106,000 and $116,000 of net operating loss carry forwards for federal, state and local purposes, respectively, which will expire in the tax year ending December 31, 2030.

A net deferred tax asset in the amount of approximately $53,000 was recorded and offset against a 100% valuation allowance for the year ended December 31, 2010. Net deferred tax assets relate entirely to net operating losses. The Company and its Parent believe that the level of valuation allowance is sufficient, based on all available evidence, and it is more likely than not that the deferred tax asset will not be realized prior to expiration. Realization of the deferred tax asset is dependent upon generating sufficient taxable income prior to the expiration of the deferred tax asset.

The Company is subject to the provisions of the FASB standard, *Accounting for Uncertainty in Income Taxes*. This standard establishes consistent thresholds as it relates to accounting for income taxes. It defines the threshold for recognizing the benefits of tax return positions in the statement of financial condition as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined no material tax liabilities existed as of December 31, 2010.

4. Related Party Transactions

The Company receives placement fees for the referral of investors to affiliated off-shore hedge funds. As of December 31, 2010, the Company is owed $4,537 by EIM Management (USA) Inc. (the "U.S affiliate"), a registered investment advisor, relating to these referral fees.

The Company has an expense sharing agreement with the U.S affiliate whereby certain operating expenses such as occupancy and other operating expenses are apportioned between the Company and the U.S. affiliate. These amounts are deducted from the Company's outstanding due from affiliate balance with the U.S. affiliate. As of December 31, 2010 the Company was owed. $93,419 from the U.S. affiliate related to certain past expenses of the U.S. affiliate that were paid by the Company.

4. Related Party Transactions (continued)

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions with unrelated parties.

5. Indemnifications

In the normal course of business, the Company may enter into legal contracts that contain a variety of representations and warranties that provide general indemnification. The Company's maximum exposure under these indemnification provisions is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect these indemnifications will have a material adverse effect on the Company.

6. Net Capital Requirement

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, which requires the maintenance of minimum net capital which shall be at least the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2010, the Company had net capital of $371,840, which was $366,840 in excess of its required net capital of $5,000. At December 31, 2010, the Company's ratio of aggregate indebtedness to net capital was 0.14 to 1.00. The Company is also subject to the regulatory requirements of the CFTC, which requires the maintenance of minimum net capital which shall be at least the greater of $45,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2010, the Company's net capital was $326,840 in excess of the CFTC requirement.

7. Subsequent Events

The Company has evaluated subsequent events from December 31, 2010 through February 24, 2011, the date the statement of financial condition was available to be issued. The Company has received notice that effective March 31, 2011 the second of two affiliated off-shore hedge funds will receive full investor redemptions and will be placed in liquidation, as the first affiliated fund was in 2010. As a result, the remaining revenue source to the Company from placement fees will be drastically reduced.

STATEMENT OF FINANCIAL CONDITION

EIM Securities (USA) Inc.
As of December 31, 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Ernst & Young LLP

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